Exhibit 99.1

Cognyte

Notice & Proxy Statement
Annual Meeting of Shareholders

Fiscal 2027

A Letter from our Chairman

Earl Shanks
Chairman of the Board

Dear Fellow Shareholders,

This past year, Cognyte strengthened its position as a trusted provider of investigative analytics solutions for the world’s most demanding intelligence missions. The company’s long-standing relationships across law enforcement, national security and military intelligence agencies worldwide helped drive our delivery of double-digit growth and significantly improved profitability. Revenue grew 14% to $400 million, adjusted EBITDA grew approximately 66%, and the company achieved full-year GAAP operating profitability and maintained a strong debt-free balance sheet. We expanded relationships with existing customers while adding new ones - executing a long-term strategy designed to deliver increased shareholder value. Just as importantly, the company did so in a world where the need for its technology is becoming more critical every day.

Security organizations are operating in an increasingly complex and fragmented landscape, shaped by growing data volumes, rapidly evolving threats, and the need for faster operational decision-making. These dynamics are driving demand for advanced technologies that help organizations connect fragmented data, uncover hidden insights and relationships, and generate actionable intelligence in mission-critical environments.

Cognyte’s platform is purpose-built for one mission: transforming scattered signals and data into a complete picture - upon which confident decision-making and actions depend. This is the power of advanced technology combined with decades of deep domain expertise, refined over decades alongside the agencies Cognyte serves. The company’s solutions are designed for the sovereign, highly sensitive, and operationally demanding environments where reliability, speed, scalability, and trusted analytics are essential.

In our customers’ operating environments, the ability to identify and act on critical intelligence quickly and accurately can have significant real-world implications. AI is not a feature layered on top of this platform; it is embedded throughout - accelerating investigations and enabling decisions at a speed and scale that manual analysis cannot match. The Board believes this positions Cognyte squarely where the market is headed.

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Fiscal 2026 reflected meaningful operational and financial progress across the business. Beyond the headline results, the year demonstrated genuine operating leverage: profitability growing significantly faster than revenue, alongside a continued track record of consistent execution and the financial flexibility that comes with a strong, debt-free balance sheet.

The company remains focused on several long-term growth priorities: expanding relationships within its customer base, increasing penetration in priority markets, and expanding in the United States. Customers, meanwhile, continue to demand more from their technology partners - solutions that keep pace with rapidly evolving threats and operational requirements. The Board is confident Cognyte is well positioned to meet that rising bar while strengthening its financial position.

The Board emphasizes disciplined capital allocation and long-term shareholder value creation. During the year, Cognyte invested in innovation, customer success and strategic growth initiatives, while also returning capital to shareholders through its share repurchase program. The Board remains committed to balancing strategic investment, profitability and shareholder returns as the company scales.

As we look ahead, the Board believes Cognyte is entering a period of increasing momentum. The financial progress achieved during fiscal 2026 was meaningful, but what gives the Board the greatest confidence is the tight alignment between where the company is headed and what the world increasingly needs. Security organizations are facing challenges that are more complex, urgent, and consequential than ever before. Cognyte exists to help government agencies address those challenges, and the work the company does every day in support of that mission is what makes the business worth building.

On behalf of the Board, I would like to thank Cognyte’s employees for their dedication, our customers for their trust, and our shareholders for their continued confidence and support.

Sincerely,

Earl Shanks

Chairman of the Board

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Financial Highlights

Cognyte Software Ltd. (the “Company,” “Cognyte”, “we” or “us”) executed well during the fiscal year ended January 31, 2026 (“FYE26”) and the first quarter of the fiscal year ending January 31, 2027 (“FYE27”). We consistently delivered improved financial results compared to the same periods in the previous year and demonstrated the strength and leverage we have in our financial model. Our revenue continued to grow meaningfully compared to the same periods, and our gross profit grew at a faster rate than revenue as we leveraged our cost structure, enabling us to drive significantly improved profitability.

In addition, while we executed our share repurchase program, we strengthened our balance sheet in FYE26, generating significant cash from operations and free cash flow and ended FYE26 with $116.9 million of cash and no debt.

The following tables present a summary of certain consolidated financial data for the fiscal year ended

January 31, 2024 (“FYE24”), the fiscal year ended January 31, 2025 (“FYE25”), and FYE26 and for each of the fiscal quarters during FYE26 and the first quarter of FYE27. The summary financial data for the foregoing fiscal years has been derived from our audited consolidated financial statements, which were included in our Annual Reports on Form 20-F (the “Annual Reports”) filed with the Securities and Exchange Commission (the “SEC”), and the summary of the operating results for the relevant fiscal quarters has been derived from our unaudited interim consolidated financial statements for the relevant quarter. Our historical results for any prior period are not necessarily indicative of results expected in any future period. The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Overview of Operating Results” under Item 5.A (Operating Results) in the applicable Annual Report and our consolidated financial statements and accompanying notes thereto included therein

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Summary of Financial Figures for FYE26, FYE25 and FYE24 in millions of US$
	FYE26	FYE25	FYE24	YoY FYE26 vs FYE25	YoY FYE25 vs FYE24
Revenue	400.0	350.6	313.4	14.1%	11.9%
Non-GAAP Gross Profit	292.0	249.0	217.0	17.3%	14.7%
Non-GAAP Gross margin	73.0%	71.0%	69.2%	200bps	179bps
Adjusted EBITDA	48.2	29.1	9.0	65.7%	223.4%
Cash	116.9	113.1	83.1	3.3%	36.0%
Cash from operations	40.3	46.8	34.6	(13.8%)	35.4%
Summary of Operating Results for the Fiscal Quarters Q1FYE27 - Q1FYE26 in millions of US$
	Q1-FYE27	Q4-FYE26	Q3-FYE26	Q2-FYE26	Q1-FYE26
Non-GAAP Revenue	105.5	106.2	100.7	97.5	95.5
YoY%	10.4%	12.4%	13.2%	15.5%	15.5%
Non-GAAP Gross Profit	76.9	79.4	73.6	70.3	68.7
YoY%	12.0%	17.4%	18.0%	16.8%	16.8%
Adjusted EBITDA	13.6	15.0	11.9	11.0	10.3
YoY change in $	3.3	5.8	5.3	2.7	5.3

The foregoing summary includes certain financial measures not prepared in accordance with generally accepted accounting principle (“GAAP”). For a description of these non-GAAP financial measures, including the reasons management uses each measure, and reconciliations of non-GAAP financial measures presented for completed periods to the most directly comparable financial measures prepared in accordance with GAAP, please see “Supplemental Information About Non-GAAP Financial Measures” at the end of this proxy statement.

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Notice of Annual General Meeting of Shareholders

TO BE HELD ON SEPTEMBER 3, 2026

Dear Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Cognyte Software Ltd. (the “Company” or “Cognyte”), to be held on September 3, 2026, at 5:30 PM (Israel time), at our headquarters at 33 Maskit Street, Herzliya Pituach, 4673333 Israel (the telephone number at that address is +972-3-577-4226).

The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

1.	to re-elect each of Ms. Dafna Sharir, Mr. Avi Cohen and Mr. Matthew O’Neill as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders to be held during the fiscal year ending January 31, 2030, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association (as defined below) or the Israeli Companies Law, 5759-1999 (the “Companies Law”); and

2.	to approve the reappointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (“PwC”), as the Company’s independent auditors for the fiscal year ending January 31, 2027, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (the “Board”) (with power of delegation to its audit committee), to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management and the Board will be available at the Meeting to discuss the consolidated financial statements of the

Company for the fiscal year ended January 31, 2026. You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 3, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares of the Company, no par value (the “Ordinary Shares” or the “Shares”) by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold Ordinary Shares through a bank, broker or other nominee (i.e. in “street name”) which is one of our shareholders of record at the close of business on August 3, 2026, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Shares at the Meeting (or to appoint a proxy to do so). Our Board recommends that you vote “FOR” each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least

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25% of the voting power of the Company’s Ordinary Shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Ordinary Shares) will constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Companies Law is August 5, 2026. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission (the “SEC”) in a report of Foreign Private Issuer on Form 6-K. To the extent that there are any additional agenda items that our Board determines to add as a result of any such submission, we will publish an updated notice and proxy card with respect to the Meeting, no later than August 12, 2026, to be furnished to the SEC in a Report of Foreign Private Issuer on Form 6-K.

Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website at https://cognyte.com/investors/ or at our headquarters at 33 Maskit Street, Herzliya Pituach, 4673333 Israel, upon prior notice and during regular working hours (telephone number: +972-3-577-4226) until the date of the Meeting. Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on September 2, 2026, to be validly included in the tally of Ordinary Shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

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Proxy Statement

Annual General Meeting of Shareholders to Be Held on September 3, 2026

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Cognyte Software Ltd. (the “Company”, or “Cognyte”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on September 3, 2026, at 5:30 PM (Israel time), at our headquarters at 33 Maskit Street, Herzliya Pituach, 4673333 Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s ordinary shares, no par value (the “Ordinary Shares” or the “Shares”) beginning July 29, 2026.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 3, 2026 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

1.	to re-elect each of Ms. Dafna Sharir, Mr. Avi Cohen and Mr. Matthew O’Neill as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders to be held during the fiscal year ending January 31, 2030, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association (as defined below) or the Israeli Companies Law, 5759-1999 (the “Companies Law”);

2.	to approve the reappointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending January 31, 2027, and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee), to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended January 31, 2026.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

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Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum and Adjournment

On July 20, 2026, we had a total of 73,900,381 Ordinary Shares issued and outstanding. Each Ordinary Share outstanding as of the close of business on August 3, 2026, is entitled to one vote on each of the Proposals to be presented at the Meeting or any adjournment thereof. Under our Amended and Restated Articles of Association (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least 25% of our voting power.

If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Ordinary Shares) will constitute a quorum. Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. All items on the Meeting that may be considered routine as they relate to the re-election of directors and to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2027 and accordingly, no broker non-votes are expected to result from these proposals; however, we cannot be certain whether these items will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for the voting of the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals. Other than for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Accordingly, broker non-votes will have no effect on the outcome of the vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

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How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

→	By Internet - If you are a shareholder of record as of the Record Date, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.

→	By telephone - If you are a shareholder of record as of the Record Date, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone.

→	By mail - If you are a shareholder of record as of the Record Date, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record as of the Record Date whose Ordinary Shares are registered directly in your name with our transfer agent, Broadridge Corporate Issuer Solutions Inc., you can also vote your Ordinary Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record as of the Record Date, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 33 Maskit Street, Herzliya Pituach, 4673333 Israel, Attention: Liam Eckstein, Legal Director, Securities and Corporate Governance, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on September 2, 2026.

If you provide specific instructions (by marking a box) with regard to the Proposals, your Ordinary Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your Ordinary Shares will be

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voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association.

Beneficial Owners

If you are a beneficial owner of Shares held in “street name” in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares of the Company, giving you the right to vote the Shares of the Company at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 3, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 29, 2026. Certain officers, directors, employees and agents of the Company may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. We have also retained Saratoga Proxy Consulting LLC. (Saratoga Proxy Consulting LLC. at (888) 368-0379, or info@ saratogaproxy.com) to assist in the solicitation of proxies for a fee of USD 12,500 plus reimbursement of out-of-pocket expenses.

Voting Results

The final voting results, including the number of shares votes “FOR,” “AGAINST” or “ABSTAIN,” will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.

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Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website at https://www. cognyte.com/investors/. The contents of that website are not a part of this proxy statement and are not incorporated by reference herein.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact Liam Eckstein, Legal Director, Securities and Corporate Governance at +972 3 5774226 or liam. eckstein@cognyte.com. or Saratoga Proxy Consulting LLC. at (888) 368-0379, or info@saratogaproxy.com.

Caution About Forward-Looking Statements

This proxy statement contains “forward- looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements include statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte. All statements contained in this proxy statement that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements do not guarantee any future performance and are based solely on management’s expectations that involve a number of known and unknown risks, uncertainties, assumptions and other important factors, any of which could cause our actual results or conditions to differ materially from those expressed in or implied by the forward-looking statements. Some of the factors that could cause our actual results or conditions to differ materially from current expectations include, among others: uncertainties regarding the impact of changes in macroeconomic and/or global conditions; risks related to geopolitical changes and investor visibility constraints; risks related to new tariffs and retaliatory measures that may adversely affect the economy and reduce government spending; risks related to the impact of inflation and related volatility on our financial performance; risks relating to adverse changes to the regulatory constraints to which we are subject; risks related to the impact of disruptions to the global supply chain; risks related to conditions in Israel including Israel’s conflicts in the region; risks resulting from health crises; risks associated with customer concentration and challenges associated with our ability to accurately forecast revenue and expenses; risks associated with political and reputational factors related to our business or operations; risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards; risks relating to proprietary rights infringement claims; risks relating to defects, operational problems, or vulnerability to cyber-attacks of our products or any of the components used in our products; risks related to the strengths of our intellectual property rights protection; risks that we may be unable to establish and maintain relationships with key resellers, partners, and system integrators and risks associated with our reliance on limited number of suppliers for certain key components and hardware used in our solutions; risks due to the aggressive competition in all of our markets; risks associated with the implementation and use of artificial intelligence tools and technology, including competitive, technological, regulatory, intellectual property, data protection and cybersecurity risks; challenges associated with our long sales cycles and with the sophisticated nature of our solutions; risks associated with our ability or costs to retain, recruit and train qualified personnel; risks relating to our ability to properly manage investments in our business

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and operations, and execute on growth or strategic initiatives; risks associated with acquisitions, strategic investments, partnerships or alliances; risks of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions; risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information; risks associated with our failure to comply with applicable laws; risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms; risks associated with changing applicable tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, and exposure to regions subject to political or economic instability; risks associated with complex and changing regulatory environments relating to our operations and the markets we operate in; risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls and personnel for our current and future operations and reporting needs; risks related to the tax treatment of our spin-off from Verint; risks related to our share repurchase programs; risks associated with different corporate governance requirements applicable to Israeli companies; risks associated with being a foreign private issuer; and other risks set forth in Section 3.D - “Risk Factors” in our latest annual report on Form 20-F for the fiscal year ended January 31, 2026, which was filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2026, and in our subsequent filings with the SEC. In addition, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time. It is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this proxy statement are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Any forward-looking statement made in this proxy statement speaks only as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.

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Security Ownership by Certain Beneficial Owners

The following table sets forth information with respect to the beneficial ownership of our shares as of July 20, 2026, by:

→	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

→	each of our directors and executive officers individually; and

→	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For the purposes of the table below, we deem restricted shares units scheduled to vest within 60 days of July 20, 2026, to be outstanding and to be beneficially owned by the person holding restricted shares units for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 73,900,381 ordinary shares outstanding as of July 20, 2026.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 33 Maskit Street, Herzliya Pituach, 4673333, Israel.

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Security Ownership

	Shares Beneficially Owned
Name of beneficial owner	Number	%
Directors and executive officers
Elad Sharon	1,780,148	2.41%
Earl Shanks	282,588	0.38%
Dafna Sharir	115,963	0.16%
Avi Cohen	92,341	0.12%
Ron Shvili	61,735	*
Matthew O’Neill	29,535	*
Nurit Benjamini	29,535	*
David Abadi	859,168	1.16%
Sharon Chouli	559,045	0.76%
Efi Nuri**	491,029	0.66%
Gil Cohen	481,023	0.65%
All directors and executive officers as a group (11 persons)	4,782,110	6.47%
Major Shareholders
Topline Capital Management, Inc. (1)	7,238,153	9.79%
Value Base Ltd. and affiliates (2)	6,852,674	9.27%
American Capital Management, Inc. (3)	6,665,590	9.02%
Edenbrook Capital, LLC (4)	6,635,083	8.98%
Neuberger Berman, LLC (5)	5,038,357	6.82%

(*) Less than 0.10%
(**) Mr. Efi Nuri will step down as Chief Revenue Officer effective August 1, 2026, and will be succeeded by Mr. Adam Philpott

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(1)	As reported in a Schedule 13G/A filed with the SEC on February 13, 2026 by Topline Capital Management, LLC (“TCM”), Collin McBirney and Topline Capital Partners, LP (“TCP”), each of these entities beneficially owns 7,238,153 Ordinary Shares. The securities reported on the Schedule 13G/A are held by and for the benefit of TCP. TCM, as the investment manager and general partner of TCP, and Mr. McBirney, as the member-manager of TCM, may be deemed to beneficially own the securities held by TCP insofar as they may be deemed to have the power to direct the voting or disposition of those securities. Each of TCM and Mr. McBirney expressly disclaims beneficial ownership as to the securities held by TCP, except to the extent of its or his pecuniary interests therein. The address of each of these reporting persons is 544 Euclid Street, Santa Monica, CA 90402.

(2)	As reported in a Schedule 13D/A filed with the SECon September 16, 2024 by Value Base Ltd. (“Value Base”), Value Base Hedge Fund Ltd., acting as the general partner to Harmony Base, Limited Partnership (the “Harmony GP”), Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund, Limited Partnership (“VBF GP”), Ido Nouberger, Victor Shamrich, and Tal Yaacobi (the “Value Base Reporting Persons”), the Value Base Reporting Persons have shares voting and dispositive power over 6,852,674 Ordinary Shares. These shares consist of (i) 1,114,585 Ordinary Shares held directly by Harmony LP, (ii) 3,123,122 Ordinary Shares held directly by VBF LP, (iii) 1,469,213 Ordinary Shares owned directly by Value Base, (iv) 671,354 Ordinary Shares owned directly by Mr. Shamrich, (v) 472,400 Ordinary Shares owned directly by Mr. Nouberger, and (vi) 2,000 Ordinary Shares owned by Mr. Yaacobi through a wholly-owned company. As the sole owner of Harmony

GP and the controlling shareholder of VBF GP, Value Base may be deemed the indirect beneficial owner of the Ordinary Shares beneficially owned by Harmony LP and VBF LP.

Mr. Shamrich and Mr. Nouberger together control Value Base. They may be deemed the indirect beneficial owners of the Ordinary Shares beneficially owned by Value Base. Because Mr. Shamrich, Mr. Nouberger, Mr. Yaacobi, Harmony GP, VBF GP, and Value Base may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act, each may share the power to vote, or direct the voting of, and share the power to dispose of, or direct the disposition of, the 6,852,674 Ordinary Shares held in the aggregate by the Value Base Reporting Persons. The address of each of the reporting persons is 23 Yehuda Halevi Street, Tel-Aviv 6513601, Israel.

(3)	As reported on a Schedule 13G/A filed with the SEC on May 15, 2025, by American Capital Management, Inc. (“ACMI”). ACMI has sole voting power over 3,070,681 Ordinary Shares and sole dispositive power over 6,665,590 Ordinary Shares. The address of ACMI is 575 Lexington Avenue, 30th Floor, New York, NY 10022.

(4)	According to a Schedule 13D/A filed on October 13, 2022, by Edenbrook Capital, LLC (“Edenbrook Capital”) and Jonathan Brolin, each had shared voting and dispositive power over 6,538,998 Ordinary Shares. The number of shares set forth in the table is based on 6,635,083 shares reported in a Form 13F-HR filed with the SEC on May 15, 2025, by Edenbrook Capital and Jonathan Brolin. The address of each of the reporting persons is 116 Radio Circle, Mt. Kisco, NY 10549.

(5)	As reported on Schedule 13G/A filed with the SEC on February 12, 2024, by Neuberger Berman Group, LLC (“NB Group”) and Neuberger Berman

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Investment Advisers LLC (“NBIA”). NB Group has shared voting power over 4,098,684 shares and shared dispositive power over 5,038,357 shares. NBIA has shared voting power over 4,005,531 and shared dispositive power over 4,880,459 shares. Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, and NBIA and certain affiliated persons may be deemed to beneficially these Ordinary Shares in their various fiduciary capacities. NB Group, through its subsidiaries Neuberger Berman Investment Advisers Holdings LLC and Neuberger Trust Holdings LLC controls Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and NBIA and certain affiliated persons. Each of NB Group, NBIA, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC and certain affiliated persons disclaim beneficial ownership of these Ordinary Shares. The address of each of these reporting persons is 1290 Avenue of the Americas, New York, NY 10104

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Compensation of Executive Officers

For information concerning the annual compensation earned during the year ended January 31, 2026, by our five most highly compensated executive officers, see Item 6.B. of our Annual Report on Form 20-F for the year ended January 31, 2026, as filed with the SEC on March 25, 2026 (the “FYE26 Annual Report”), a copy of which is available on our website at https://www. cognyte.com/investors/.

Executive Compensation

In this section we provide an overview of the compensation awarded to or earned by our executive officers during FYE26, including an overview of the elements of our compensation awarded to such executive officers, material compensation decisions and the material factors considered in making those decisions.

Pay for Performance Philosophy

Our Compensation Committee believes that a well-designed executive compensation program is one in which pay opportunities are competitive with the market, performance goals are challenging but achievable, and overall pay outcomes are aligned with corporate and individual performance. The Compensation Committee takes a mid and long-term view in designing our executive compensation program, taking into account the fact that the Company may experience variability in year-by-year performance. We further believe it is important that pay opportunities remain competitive with our “Peer Group” (as described below) and the market at all times, in order to attract and retain the talent needed to support the Company’s growth and the long-term strategy. The Board and the Compensation Committee took these considerations into account in the design of pay opportunities for FYE27, including in striking a balance between short-term and long-term objectives. We believe that the compensation of our executive officers for FYE26 was aligned with the Company’s performance during FYE26. For further information regarding the Company’s performance in FYE26, please see “Financial Highlights.”

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Our key compensation practices include the following:

What we do	What we do not do
Equity compensation grants to promote executive retention and reward long-term value creation	Do not grant uncapped cash incentives or guaranteed equity compensation
Fully independent directors on Compensation Committee, composed of at least three members	Do not provide compensation-related tax gross ups
Engage an independent compensation consultant to advise our Compensation Committee	Do not provide significant perquisites
Carefully managing our equity dilution level (consistently below 10%)	Do not permit hedging or pledging of Company securities
Continuously enhancing our compensation practices to include a significant performance-based component in our executives’ compensation. Accordingly 50% of our executives’ annual equity grant is subject to performance-based criteria

Performance as a Key Consideration in Annual Compensation Review

The Compensation Committee conducts a thorough performance review process of each of our executives on an annual basis, considering, among other factors, the achievement of the specific performance goals that were set for each executive at the beginning of the previous year as well as our Chief Executive Officer’s assessment of the performance of each executive (other than himself). The performance review is used by the Compensation Committee and the Board to determine the extent to which an executive has earned their performance-based, variable cash compensation for the previous fiscal year. Further, the performance evaluation serves as a key factor in considering potential updates of an executive’s compensation package.

Each year, the Board approves, based on the recommendation of the Compensation Committee, the financial and strategic goals applicable to the executives’ performance-oriented, variable compensation, based on the Company’s operating plan for that year and its strategic goals for the upcoming years. These quantitative and, to a lesser extent, qualitative goals are assigned to each executive as part of their annual bonus plan, and a composition of different key, measurable performance indicators for the Company are designated as performance criteria for the purposes of earning performance-based restricted stock units (“PSUs”) granted by the Company. Such goals may include Non-GAAP revenues, booking, cash flow, Non-GAAP EBIT, adjusted EBITDA or other parameters, to reflect the Company’s business performance goals and objectives and to align executive pay with the Company’s medium- or long-term performance, promote successful achievement of critical milestones in the Company’s growth and the execution of its strategy, thereby supporting the increase of Company and shareholder long-term value. For further information regarding the performance metrics applied to the

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bonuses and PSUs for FYE26 and FYE27, please see “Elements of Compensation” below.

Compensation Consultant and Peer Group

To support the design and evaluation of a competitive executive compensation program aligned with the Company’s compensation philosophy, the Compensation Committee has retained Aon’s Talent Solutions Practice, a division of Aon plc (“Aon”), as its independent compensation consultant. Aon provides the Compensation Committee with executive compensation advisory services, including market benchmarking, evaluation of compensation structures and guidance in the administration of the Company’s executive compensation program. The Compensation Committee recognizes that each company’s circumstances are unique and does not rely solely on benchmarking data to determine compensation. However, market data is an important reference point in informing its decisions.

Peer Group Selection

Executive compensation decisions made during and for FYE26, were evaluated and informed by the benchmarking parameters and historical peer group frameworks previously established by the Compensation Committee.

In May 2026, the Compensation Committee conducted its regular periodic market assessment with the assistance of Aon to ensure our benchmarking parameters remain aligned with our industry footprint, operational scale, and talent competition. Following this review, the Compensation Committee approved an updated peer group (the “Peer Group”) designed to govern executive compensation evaluations and decisions for future periods. The Peer Group is disclosed below to provide shareholders with visibility into the active competitive benchmarks utilized by the Company and the Board and its Compensation Committee.

The Peer Group was constructed based on a combination of quantitative and qualitative criteria designed to ensure comparability while maintaining an appropriate level of diversity. These criteria included:

→	Publicly traded, Nasdaq-listed software companies, including companies operating in cybersecurity, intelligence or adjacent sectors

→	A mix of companies headquartered in Israel and the United States

→	Companies with annual revenues generally between $200 million and $1 billion

→	Companies with market capitalizations generally between $250 million and $2.5 billion (with companies up to approximately $4 billion considered where relevant)

→	Companies with employee headcounts ranging from approximately 500 to 5,000 employees

The Compensation Committee recognizes that not all companies meet every selection criterion and applied judgment in constructing a peer group that provides an appropriate benchmark for executive compensation purposes.

Peer Group Composition

Following this review, the Compensation Committee and the Board approved a peer group of 24 companies for purposes of future benchmarking of our Officer’s compensation:

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A10 Networks	AvePoint	Braze
C3.ai	Cellebrite DI	Commerce.com
Consensus Cloud Solutions	EverCommerce	i3 Verticals
Kaltura	Monday.com	N-able
nCino	OneSpan	Progress Software
Qualys	Radware	Rapid7
Rimini Street	Riskified	Similarweb
Taboola.com	Tenable	Varonis Systems

Elements of Compensation

The primary elements of our executive officers’ compensation and the main objectives of each are:

→	Base Salary: Base salary attracts and retains talented executives, recognizes individual roles and responsibilities, and provides stable income. The base salary payable to each executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. Base salaries provide our executive officers with a reasonable degree of financial certainty and stability. Each executive officer’s initial base salary was set forth in their employment agreement.

→	Cash Incentive Bonus: Performance-based annual cash bonuses are primarily intended to reward superior performance of financial and, to a lesser extent, qualitative and non-financial goals by our executive officers and support fixed compensation in attracting and retaining our executive officers. The performance goals that underlie the bonus entitlement are determined by our Compensation Committee and our Board and are designed to ensure that bonuses are paid to reward for achievements with respect to the Company’s business objectives and targets. Such goals generally include Non-GAAP revenues, booking, Non-GAAP EBIT or other parameters.

In FYE26, approximately 14.5% of the total compensation paid to all our executive officers was in the form of a target bonus.

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The table below includes the performance metrics and the corresponding percentage weight assigned to each performance metric with respect to the attainment of the cash bonuses during each of FYE26 and FYE27.

FYE26

Annual Performance Metric	Weight	Minimum Target Payout
Bookings	30%	84%
Non-GAAP Revenue	25%	90%
Non-GAAP EBIT	25%	50%
Personal goals	20%	Varies dependent on the actual goal

FYE27
Annual Performance Metric	Weight	Minimum Target Payout
Booking	30%	85%
Non-GAAP Revenue	25%	90%
Non-GAAP EBIT	25%	65%
Personal goals	20%	Varies dependent on the actual goal

The actual payment of the target cash bonuses for FYE26 was, and for FYE27 is, contingent upon achieving the minimum targets set forth in the respective tables above, with the specific amounts calculated in accordance with a pre-defined formula designed to provide meaningful rewards only for performance that significantly exceeds the minimum targets. In case of over-achievement, the cash bonuses may reflect a potential payout of up to 200% according to a pre-defined formula.

→	Long Term Incentive Compensation: Equity compensation, provided in the form of time vesting restricted share units (“RSUs”) as well as PSUs, aligns executives’ interests with our shareholders’ interests, emphasizes long-term financial and operational performance, and helps retain executive talent.

Equity-based compensation creates an ownership culture among our executive officers that provides an incentive to contribute to the continued growth and development of our business and aligns the interests of our executives with those of our shareholders.

In addition, to further align our executive officers’ compensation with our shareholders’ interests, a significant portion of the equity awards (50% in recent years) is awarded to our executive officers in the form of PSUs, the vesting of which is also subject to the attainment of pre-determined performance criteria. In response to shareholder feedback received in prior years, the Company extended the vesting period for a portion of its long term equity incentives from a two year vesting schedule to a three-year vesting schedule.

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The PSUs are divided into two equal tranches based on the following performance and vesting schedule:

→	First Performance Tranche (50% of PSUs): Vesting is conditioned upon meeting performance criteria for the first year following the grant. Upon certification of results, two-thirds (2/3) of this tranche vests on the first anniversary of the grant. The remaining one-third (1/3) vests on the third anniversary of the grant date.

→	Second Performance Tranche (50% of PSUs): Vesting is conditioned upon meeting performance criteria for the second year following the grant. Upon certification of results, two-thirds (2/3) of this tranche vests immediately (at the end of the second year). The final one-third (1/3) vests on the third anniversary of the grant date. The performance criteria are aligned with the Company’s goals, strategy and annual operating plan. Given such vesting criteria, the PSUs will only vest subject to attainment of such pre-determined goals. The vesting of the PSUs is subject to a pre-defined formula designed to provide meaningful rewards only for performance that significantly exceeds the minimum targets. The PSUs may settle into up to two times the number of underlying shares to the extent that the performance is overachieved. In certain previous years, when the Company did not fully meet the goals determined by our Board and Compensation Committee, the PSUs granted by us did not vest, or only partially vest, therefore such PSUs strongly align with our pay-for-performance philosophy.

In FYE26, approximately 67% of our executive officers’ direct compensation was made in equity-based compensation in the form of RSUs and PSUs. The tables below include the two-year performance metrics and the corresponding percentage weight assigned to each such two-year performance metric with respect to the attainment of the performance-based vesting terms of the PSUs granted to each of our executive officers during FYE26 and FYE27.

FYE26

Two-Year Performance Metric	Weight	Minimum Target Payout
Non-GAAP Revenue	33.3%	90%
Non-GAAP EBIT	33.3%	50%
Free Cash Flow	33.3%	80%

FYE27
Two-Year Performance Metric	Weight	Minimum Target Payout
Non-GAAP Revenue	33.3%	90%
Non-GAAP EBIT	33.3%	65%
Free Cashflow	33.3%	80%

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Similar to our approach with the target bonuses, the actual payout and settlement of the PSUs granted during FYE26 was and FYE27 is contingent upon achieving at least the minimum targets set forth in the respective table above. In case of over-achievement, the actual payout may reflect a maximum potential settlement of up to 200% of the shares, according to a pre-defined formula.

Regarding the mix of these elements in our executive compensation framework, our philosophy has been to weigh more heavily toward long-term incentive compensation and less toward fixed and annual incentive compensation, and we expect this philosophy to continue.

Equity Plan Governance

The Company has adopted one share incentive plan, the Cognyte Software Ltd. 2021 Share Incentive Plan (the “2021 Plan”). The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Tax Ordinance, and Section 3(i) of the Israeli Tax Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and Section 409A of the Code.

The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), Ordinary Shares, restricted shares, restricted share units and other share-based awards. Our Compensation Committee and Board have consistently taken a disciplined approach to effectively manage the long-term dilutive impact of our equity incentive grants and are committed to continue balancing the scope of our equity compensation program with its impact on our earnings per share. The Compensation Committee and Board regularly review the Company’s equity compensation methodology to ensure it supports the achievement of our financial and strategic objectives and remains in line with market practices, while effectively managing the level of shareholder dilution and increases in our share-based compensation in proportion to our overall revenue.

As of July 20, 2026, we had 73,900,381 shares issued and outstanding and 5,378,049 shares reserved for grants under the 2021 Plan, of which 5,097,725 were reserved for outstanding awards, and 280,324 shares were available for future grants, resulting in an overall level of dilution of approximately 6.8%.

Policy for Recovery of Erroneously Awarded Compensation

In September 2023, the Board adopted a policy for the recovery of erroneously awarded compensation in compliance with the SEC rules. The policy provides for the recovery of erroneously awarded incentive-based compensation from current and former officers when there is an accounting restatement due the Company’s material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. During FYE26, there were no events that triggered a right to a clawback from any of our current or former officers.

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Corporate Governance

Overview

We are committed to effective corporate governance and independent oversight by our Board. The composition of our Board as well as our policies and programs are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of relevant experience and engagement with shareholders and other key constituents.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders:

Board Composition & Evaluation	Executive Compensation	Board Members Communication & Education
Maintain a majority independent Board	Base a significant portion of the compensation opportunity of our executive officers on financial performance	Executive sessions between directors and key management members
Keep Chair and CEO positions separated	Set annual incentive targets for our executive officers based on objective performance measures	Shareholders’ views are shared with our Board, and incorporated in discussions of our strategy, operational performance, financial results, capital allocations, corporate governance, compensation programs, and related matters
Maintain entirely independent Board committees	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short and long-term shareholder value	Continuing education program for directors
Annual Board and committees performance review	Cap cash bonus payments and equity-based compensation	Discussions between the Board and shareholders
Independent directors’ executive sessions	Regularly review the executive compensation and peer group data	Regularly review and update Board expertise

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Board

Duties and Responsibilities

Pursuant to the Companies Law, the management of our business is vested in our Board. Our Board may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the Compensation Committee of our Board (the “Compensation Committee”) and of our Board and are subject to the terms of any applicable employment agreements that we may enter into with them.

Our Board may, subject to the provisions of the Companies Law, delegate its powers to committees of the Board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by our Board, the committees shall not be empowered to further delegate such powers. The current composition and duties of the Board’s committees are described below.

Our Board oversees how management monitors compliance with our risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by us. Our Board is assisted in its oversight role by internal audit experts. The internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our Audit Committee.

Our Approach to Crafting our Board

We take a proactive and ongoing approach to our Board composition, focused on identifying and maintaining a board of directors with the essential competencies, experience, personal attributes and integrity required for effective oversight and long term value creation. This process is led by the Nominating and Governance Committee of our Board (the “Nominating and Governance Committee”), which periodically reviews the composition of the Board and potential director candidates and submits recommendations to the Board, taking into account, among other factors, the Company’s strategy, risk profile and evolving business requirements. As part of this approach, we actively engage with our shareholders to solicit and understand the skills, experience and perspectives they deem important for effective Board oversight, and we take this feedback into account in our Board composition and refreshment efforts. In recent years, this process has resulted in the addition of directors with complementary expertise across key areas relevant to the Company, including law enforcement and security, capital markets, financial reporting and executive leadership, and including the appointment of Mr. Matthew O’Neill to the Board in 2025, which further enhanced our Board’s expertise in U.S. federal and security domains and supports the Company’s continued engagement with the North American market. Together with our longer tenured directors, these directors contribute to a diverse and balanced Board that brings a wide range of perspectives critical to overseeing our strategy and safeguarding the interests of the Company and our shareholders. For further information regarding our Board’s extensive and diverse background, please see “Board Background and Skills Diversification.”

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Evaluate Board Competencies and Needs

The Board, along with the Nominating and Governance Committee, annually conducts self- assessments to evaluate the Board’s competencies and dynamics. This thorough analysis allows the Board and the Nominating and Governance Committee to identify potential gaps and to determine necessary areas for improvement. These self-assessments, along with input from our shareholders, form essential building blocks for the Board’s analysis of skills when evaluating changes to the Board and potential director candidates.

Identifying and Evaluating Potential Candidates

In response to the specific areas our Board and the Nominating and Governance Committee identify where additional qualifications and experience may benefit the Board’s work, we actively seek out candidates who possess the required experience, attributes, and skills. Referrals may come from current Board members and, at times, from other company stakeholders including shareholders, and at times we also use third-party search firms and other providers. The Nominating and Governance Committee assesses potential candidates to ensure they have the necessary qualifications to address the identified needs. This phase may involve individual meetings with members of the Board and, in certain cases, members of the management team.

Our Due Diligence Process

In alignment with the Companies Law, prospective board members undergo assessment to ensure compliance with legal and regulatory standards. In addition, their qualifications, experience, integrity, and ability to contribute effectively to governance are carefully evaluated by the Nominating and Governance Committee. This due diligence aims to protect the interests of the Company and our shareholders while upholding the highest levels of corporate governance and transparency.

Board Composition

Our Articles of Association provide that we may have no less than three and no more than eleven directors, as may be fixed from time to time by the Board. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, and until their successor has been duly elected and qualified, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Our Board currently consists of the following seven directors:

→	Earl Shanks, who serves as the Chairperson of the Board;

→	Elad Sharon, who also serves as our Chief Executive Officer;

→	Avi Cohen;

→	Dafna Sharir;

→	Ron Shvili;

→	Matthew O’Neill; and

→	Nurit Benjamini.

Other than Elad Sharon, our Chief Executive Officer, each of our other six directors is independent under Nasdaq corporate governance rules that require a majority of our directors to be independent.

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Board Background and Skills Diversification

We believe it is important that our Board is comprised of individuals with a diversified set of skills and backgrounds.

The following chart offers a condensed overview of the significant skills, qualifications, and experiences held by each of our directors and director nominees. We believe the below underscores the diverse and complementary blend of capabilities within our Board that allows for effective governance and oversight over the Company’s management and strategy. It is important to note that this summary does not encompass every detail of each director’s contributions or skill set but rather provides a snapshot of attributes considered by the Board as key.

Director Skills and	Earl	Elad	Dafna	Avi	Ron	Matt	Nurit
Experience	Shanks	Sharon	Sharir	Cohen	Shvili	O’Neill	Benjamini
CEO / CFO Public Company	X	X		X			X
Public Company Board Experience	X	X	X	X	X		X
Accounting Expertise & Financial Reporting	X	X	X	X			X
Software Business	X	X		X	X		X
International Business Experience	X	X	X	X	X	X	X
M&A / Capital Markets	X	X	X	X			X
Strategic Planning	X	X	X	X	X	X	X
Information Technology/ Cybersecurity/IT	X	X		X	X	X
Security Analytics Domain Expertise		X			X	X
National Security					X	X
Executive Compensation	X	X	X	X			X
Risk Oversight & Management	X	X	X	X			X
Board Tenure (Years)	5	5	4	3	2	1	1
As of the date of this proxy statement, our seven-member Board includes two female directors.

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Board Meetings

Our Board holds a minimum of six meetings each year in which it reviews Company developments and deliberates on matters demanding Board oversight. Additional meetings are held from time to time in order to allow the Board to exercise its oversight over the Company’s management and to discuss matters that require the Board’s attention.

Board meetings feature the attendance, from time to time, of senior management members who present reports and participate in discussions pertinent to their areas of responsibility, in addition to external advisors designated or engaged by our Board for various tasks to assist the Board in fulfilling its duties, including our independent compensation consultant. In addition, our Board regularly holds closed sessions in which only Board members participate, without members of management.

Committees of Our Board

Our Board has established four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Strategy Committee.

The Board has formalized the procedures and duties of these committees through the adoption of committee charters, which are accessible on our website at https://www.cognyte.com/investors/.

Audit Committee

The audit committee of our Board (the “Audit Committee”) consists of Ms. Sharir (Chairperson), Ms. Benjamini, and Mr. Cohen. The Board has determined that each of Ms. Sharir, Ms. Benjamini, and Mr. Cohen meets the heightened standards of independence for audit committee members under the Nasdaq rules, including Rule 10A-3(b) (1) under the Exchange Act of 1934, as amended. Additionally, based on their education and experience, each of Ms. Sharir, Ms. Benjamini, and Mr. Avi Cohen is deemed financially literate in accordance with the requirements of Nasdaq Rule 5606(c)(2) for audit committee members.

Our Board has determined that both Ms. Sharir and Ms. Benjamini qualify as “audit committee financial expert” as defined by the SEC rules and have the requisite financial experience as defined by the Nasdaq corporate governance rules.

The Audit Committee charter outlines the responsibilities of the Audit Committee which include:

→	retaining and terminating our independent auditors, subject to the ratification of our Board, and in the case of retention, to that of our shareholders;

→	pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

→	overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

→	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;
→	recommending to our Board the retention and termination of the head internal auditor, and the head internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal audit department;

→	reviewing with our Chief Legal Officer and/or

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external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

→	identifying irregularities in our business administration, inter alia, by consulting with the head internal auditor or with the independent auditor, and suggesting corrective measures to our Board;

→	reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

→	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee

The Compensation Committee consists of Ms. Sharir (Chairperson), Mr. Shanks and Mr. Cohen. Our Board has determined that each member of our Compensation Committee is independent under the Nasdaq rules, including the additional independence requirements applicable to the members of a compensation committee.

The Compensation Committee charter outlines the responsibilities of the Compensation Committee, which include:

→	approving and recommending to our Board for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our Board any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

→	approving and recommending to our Board for its approval the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

→	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

→	assisting the Board in administering our equity-based compensation plans, including without limitation, recommending to our Board the adoption and/or amendment of such plans, interpreting such plans and the awards and agreements issued pursuant thereto, and approving and recommending to our Board the approval of awards to eligible persons under the plans and the terms of such awards.

Nominating and Governance Committee

The Nominating and Governance Committee consists of Mr. Shanks (Chairperson), Mr. Shvili and Mr. O’Neill. The Board has determined that each member of our Nominating and Governance Committee is independent under the Nasdaq rules.

The Nominating and Governance Committee charter outlines the responsibilities of the Nominating and Governance Committee, which include:

→	evaluating and making recommendations to our Board concerning the structure, composition and functioning of our Board and any committee thereof, to ensure the Board has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds;

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→	recommending to our Board for its approval criteria for the Board and committee membership, including a description of any specific and minimum qualifications that the Nominating and Governance Committee believes must be met by a committee-recommended nominee;

→	identifying and evaluating individuals, including individuals proposed by our shareholders, qualified to serve as members of our Board, consistent with criteria established by the committee, a new director candidate evaluation process and the qualification requirements set forth under the Companies Law and Nasdaq corporate governance rules;

→	recommending to the Board candidates for election or reelection by our Board at each annual general meeting of shareholders;

→	establishing procedures for and oversee performance evaluations of the members of our Board and our Board and the committees thereof on a collective basis;

→	reviewing our Board meeting procedures, including the appropriateness and adequacy of the information supplied to directors prior to and during meetings of our Board;

→	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the Board a set of corporate governance guidelines applicable to our Company; and

→	assisting our Board in fulfilling its oversight responsibilities relating to corporate responsibility and environmental, social and governance matters.

Strategy Committee

In April 2024, the Board established a Strategy Committee (the “Strategy Committee”), which is comprised of Mr. Cohen (Chairperson), Ms. Sharir and Mr. Shvili.

The Strategy Committee charter outlines the responsibilities of the Strategy Committee which include:

→	providing the Board with recommendations, in relation to the development and execution of the Company’s strategy, including its strategic plans and initiative;

→	providing guidance and support to management in the execution of strategic projects and initiatives, including resource allocation and performance management; and

→	assisting management in assessing and monitoring external factors such as regulatory changes, technological advancements, and economic conditions that may impact the Company’s strategy. The Strategy Committee shall also maintain a cooperative, interactive planning process with management, including but not limited to, identifying and prioritizing strategic goals.

Board and Committee Attendance in the Fiscal Year Ended January 31, 2026 (“FYE26”)

During FYE26, our Board convened six times. The Audit Committee held five meetings, the Compensation Committee held four meetings, and the Nominating and Governance Committee held four meetings. All of our directors nominated for re-election attended all Board and committee meetings they were assigned to during FYE26. The remaining directors who served during FYE26 attended at least 75% of the total meetings of the Board and relevant committees.

Internal Oversight

Our solutions are designed for use, primarily by government agencies, as investigative analytics tools aimed at driving Actionable Intelligence for a Safer World™. Accordingly, our solutions are sold to aid government agencies in preventing and investigating crime and terror.

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As part of our business processes, we apply a set of internal compliance policies, guidelines and oversight measures that are aimed to support our goal of having our solutions used solely in a manner that serves their intended purpose and to mitigate the risk of any misuse. We and our Board periodically evaluate such policies, guidelines and measures.

As part of such internal compliance policies, guidelines and oversight measures, sale opportunities are reviewed by a dedicated trade compliance team that assesses various factors, including whether any sanctions are applied with respect to the customer or the relevant country, and assesses the nature of any regulatory requirements, the contractual arrangements with the customer, and the risk of the use of our solutions in a manner contrary to the purpose for which such solutions were developed. The assessment process and the level of review are based on the characteristics of the opportunity in question. In accordance with our internal guidelines, the findings of the trade compliance team are presented to senior executive officers tasked with such a role, who in turn from time to time, also consult with and report to Board members. In the past, we have forgone sales opportunities where we assessed that there is a risk of our solutions being used in a manner inconsistent with the intended goal for which such solutions were developed. In the future, we may also forego sale opportunities based on similar assessments. In addition, pursuant to our contracts, customers undertake to use our solutions solely for their intended purpose and, under certain circumstances, we maintain our right to cease providing services or support should it come to our attention that our solutions have been employed in a manner that deviates from our licensing terms.

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders, and we value our shareholders’ continued feedback and opinions. All feedback is reviewed and implemented as appropriate for the Company’s strategy, business growth and maturity stage.

In line with our commitment to enhanced transparency and corporate governance, and in response to shareholder feedback, we periodically disclose new KPIs to provide a more comprehensive view of our business performance. We are committed to maintaining an active dialogue with our shareholders to understand their priorities and concerns, particularly regarding our business strategy, growth initiatives, corporate governance policies and practices and compensation. Engaging with our shareholders is integral to our corporate values of open communication and accountability. By fostering this dialogue, we aim to align shareholder expectations with our strategic goals, practices and disclosures.

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PROPOSAL 1 |	Re-Election of Directors

What are we asking?

We are asking shareholders to re-elect each of Ms. Dafna Sharir, Mr. Avi Cohen and Mr. Matthew O’Neill to serve as Class II directors until our annual general meeting of shareholders to be held during the fiscal year ending January 31, 2030, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.

Key reasons for our recommendation:

The Board believes that each of Ms. Sharir, Mr. Cohen and Mr. O’Neill brings valuable experience and perspectives that support effective oversight of the Company’s strategy and execution. Their re-election is intended to provide continuity and stability on the Board, and each nominee has the unanimous support of the Board.

Background

On July 11, 2023, in accordance with our Articles of Association, our Board set the number of our directors at seven directors and named Mr. Earl Shanks as the Board’s chairperson.

Our Board is divided into three classes with staggered three-year terms as follows:

→	the Class II directors are Ms. Dafna Sharir, Mr. Avi Cohen, and Mr. Matthew O’Neill and their terms expire at the Meeting;

→	the Class III directors are Mr. Earl Shanks and Mr. Elad Sharon, and their terms expire at our annual general meeting of shareholders to be held during the fiscal year ending January 31, 2028; and

→	the Class I directors are Mr. Ron Shvili and Ms. Nurit

Benjamini and their terms expire at our annual general meeting of shareholders to be held during the fiscal year ending January 31, 2029.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect each of Ms. Dafna Sharir, Mr. Avi Cohen and Mr. Matthew O’Neill to our Board to serve until the annual general meeting of our shareholders to be held during the fiscal year ending January 31, 2030, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.

Each of Ms. Dafna Sharir, Mr. Avi Cohen and Mr. Matthew O’Neill qualify as an independent director under the Nasdaq corporate governance rules. In accordance with the Companies Law, each of Ms. Sharir, Mr. Cohen and Mr. Matthew O’Neill has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company and possess the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company, taking into account the size and special needs of the Company.

The Nominating and Governance Committee of our Board recommended that each of Ms. Dafna Sharir,

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Mr. Avi Cohen and Mr. Matthew O’Neill be re-elected at the Meeting as a Class II director for a term to expire at the annual general meeting of our shareholders to be held during the fiscal year ending January 31, 2030, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.

Biographical information concerning Ms. Dafna Sharir, Mr. Avi Cohen and Mr. Matthew O’Neill is set forth below:

Dafna Sharir: Ms. Sharir has served as a member of our Board since March 2022 and currently serves as Chairperson of our Audit Committee and Compensation Committee. Ms. Sharir has served as a business advisor to various companies, including BrightCodes Technologies Ltd. from 2018 to 2021. Previously, Ms. Sharir has provided M&A Advisory services to FAM, a U.S. asset management firm, from 2008 to 2010 and to Ofer Group and Israel Corp. from 2005 to 2008. She has held various senior positions, including as Senior Vice President Investments at AMPAL from 2002-2005. Ms. Sharir currently serves as an independent director and chairperson of the compensation committee at Ormat Technologies Inc. and as an independent director and a member of the audit committee and of the nomination and governance committee at Gilat Satellite Networks Ltd. Ms. Sharir brings extensive experience in finance, public company reporting and governance, including leadership roles in global technology companies.

Avi Cohen: Mr. Cohen has served as a member of our Board since June 2023 and currently serves as a member of our Audit Committee and Compensation Committee and as Chairperson of our Strategy Committee. Mr. Cohen serves as a member of the board of directors of NOVA Ltd. (Nasdaq: NVMI). Additionally, he is the chairman of ZOOZ Power Ltd. (TASE: ZOOZ TA), as well as a member of the board of directors of Cortica Ltd. and Sight Diagnostics Ltd. Previously, Mr. Cohen served as Chief Executive Officer of MX1, which was formed in July 2016 following the acquisition of RR Media (Nasdaq: RRM) by SES S.A. followed by the merger of RR Media with SES Platform Services GmbH. Prior to the merger, Mr. Cohen served as Chief Executive Officer of RR Media since July 2012. Up until March 2012, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies, a publicly traded company. From September 2006 to December 2008, Mr. Cohen served as ECI Telecom Ltd.’s Chief Operating Officer and deputy to the company’s Chief Executive Officer. A variety of executive management positions were held by Mr. Cohen at KLA (Nasdaq: KLAC) prior to joining ECI. From 2003 Mr. Cohen was a Group Vice President and member of the Executive Management Committee. From 1995 Mr. Cohen was President of KLA Israel responsible for the optical metrology division. Prior to that, and after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and was acquired by Octel, Mr. Cohen spent three years as Managing Director of Octel Communications,

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Israel. Mr. Cohen brings substantial experience in executive leadership, strategic planning and corporate governance.

Matthew O’Neill: Mr. O’Neill has served as a member of our Board since March 1, 2025. Mr. O’Neill is a Co-Founder and Partner at 5OH Consulting LLC. and 50A Consulting LLC. Mr. O’Neill served as the Deputy Special Agent in Charge of Cyber Operations at the United States Secret Service (the “Secret Service”) until December 2023, where he directed the agency’s global cyber investigative strategies and oversaw efforts to dismantle transnational criminal networks. During his tenure at the Secret Service, he also served as the Director of the Asset Forfeiture Branch and as the Director of the Global Investigative Operations Center, where he established the Secret Service’s first agency-wide criminal investigative fusion center. Mr. O’Neill brings significant experience in law enforcement, government, financial crimes, and security, and serves as a member of our Nominating and Governance Committee.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, to approve that Ms. Dafna Sharir be re-elected as a Class II director, to serve until the annual general meeting of shareholders to be held during the fiscal year ending on January 31, 2030, and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law. FURTHER RESOLVED, to approve that Mr. Avi Cohen be re-elected as a Class II director, to serve until the annual general meeting of shareholders to be held during the fiscal year ending on January 31, 2030, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

FURTHER RESOLVED, to approve that Mr. Matthew O’Neill be re-elected as a Class II director, to serve until the annual general meeting of shareholders to be held during the fiscal year ending on January 31, 2030, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Vote Required

The vote required for the re-election of each of Ms. Dafna Sharir, Mr. Avi Cohen and Mr. Matthew O’Neill is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Ms. Dafna Sharir, Mr. Avi Cohen and Mr. Matthew O’Neill as a Class II director for a term to expire at the annual general meeting to be held during the fiscal year ending January 31, 2030.

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PROPOSAL 2 |	Reappointment of Independent Auditors (PriceWaterhouseCoopers)

What are we asking?

We are requesting the reappointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (“PwC”), as our independent auditors for the fiscal year ending January 31, 2027, and until the next annual general meeting of shareholders.

Key reasons for our recommendation:

Kesselman & Kesselman, a member firm of PwC, has served as our independent auditors since May 2024. The Board and the Audit Committee believe that the continued retention of PwC is in the best interests of the Company and its shareholders and recommend their reappointment and authorization for the Board (with power of delegation to the Audit Committee) to set their fees.

Background

Under the Companies Law and our Articles of Association, our independent auditors are to be appointed by our shareholders.

Following the recommendation by our Audit Committee and the Board, the Company seeks to re-appoint PwC as the Company’s independent auditors for the fiscal year ending January 31, 2027, and until our next annual general meeting of shareholders. We further seek to authorize our Board, with power of delegation to its Audit Committee, to set the fees to be paid to such auditors, based on the volume and nature of their services to the Company for such fiscal year.

The table below sets out the total amount of fees for services rendered to us by PwC for services performed in the years ended January 31, 2026, and 2025, and breaks down these amounts by category of service:

in thousands of US $	2026	2025
Audit Fees (1)	$593	$565
Audit-Related Fees (2)	1	35
Tax Fees (3)	69	74
All Other Fees (4)	2	2
Total	$665	$676

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(1)	“Audit fees” include fees for professional services rendered for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including consents and assistance with and review of documents filed with the SEC.

(2)	“Audit-related fees” include fees which are for assurance and related services other than those included in Audit fees. Audit services related to other statutory or regulatory filings, accounting consultations and due diligence.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning on actual or contemplated transactions.

(4)	“All other fees” include fees for license fees for use of accounting research tools

Pre-Approval of Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. All audit and non-audit services provided by our auditors in the fiscal years ended January 31, 2026 and January 31, 2025 were approved in accordance with this requirement.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the reappointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending January 31, 2027 and until the next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors”.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation
The Board recommends a vote “FOR” the foregoing resolution approving the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as our independent registered public accounting firm for the fiscal year ending January 31, 2027.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended January 31, 2026. A copy of the FYE26 Annual Report, including the audited consolidated financial statements for the year ended January 31, 2026, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://www.cognyte.com/investors/.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

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ADDITIONAL INFORMATION

Our FYE26 Annual Report filed with the SEC on March 25, 2026, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://www.cognyte.com/investors/.

The Company is subject to the information reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board,

Elad Sharon

Chief Executive Officer

Dated: July 29, 2026

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APPENDIX A |	SUPPLEMENTAL INFORMATION ABOUT NON-GAAP FINANCIAL MEASURES

The proxy statement includes reconciliations of certain financial measures not prepared in accordance with GAAP, consisting of non-GAAP revenue, non-GAAP gross profit and gross margins and adjusted EBITDA. The tables below include a reconciliation of each non-GAAP financial measure for completed periods presented in the proxy to the most directly comparable GAAP financial measure.

We believe these non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business by:

→	facilitating the comparison of our financial results and business trends between periods, by excluding certain items that either can vary significantly in amount and frequency, are based upon subjective assumptions, or in certain cases are unplanned for or difficult to forecast,

→	facilitating the comparison of our financial results and business trends with other software companies who publish similar non-GAAP measures, and

→	allowing investors to see and understand key supplementary metrics used by our management to run our business, including for budgeting and forecasting, resource allocation, and compensation matters.

We also make these non-GAAP financial measures available because our management believes they provide meaningful information about the financial performance of our business and are useful to investors for informational and comparative purposes.

Non-GAAP financial measures should not be considered in isolation as substitutes for, or superior to, comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to or in addition to the adjustments made in these non-GAAP financial measures. Other companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Our non-GAAP financial measures are calculated by making the following adjustments to our GAAP financial measures:

Revenue adjustments. We exclude from our non-GAAP revenue the impact of fair value adjustments required under GAAP relating to software and software service revenue and professional service and other revenue acquired in a business acquisition, which would have otherwise been recognized on a stand-alone basis. We believe that it is useful for investors to understand the total amount of revenue that we and the acquired company would have recognized on a stand-alone basis under GAAP, absent the accounting adjustment associated with the business acquisition. We believe that our non-GAAP revenue measure helps management and investors understand our revenue

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trends and serves as a useful measure of ongoing business performance.

Amortization of acquired technology and other acquired intangible assets. When we acquire an entity, we are required under GAAP to record the fair values of the intangible assets of the acquired entity and amortize those assets over their useful lives. We exclude the amortization of acquired intangible assets, including acquired technology, from our non-GAAP financial measures because they are inconsistent in amount and frequency and are significantly impacted by the timing and size of acquisitions. We also exclude these amounts to provide easier comparability of pre- and post-acquisition operating results.

Stock-based compensation expenses. We exclude stock-based compensation expenses related to restricted stock awards, stock bonus programs, bonus share programs, and other stock-based awards from our non-GAAP financial measures.

We evaluate our performance both with and without these measures because stock-based compensation is typically a non-cash expense and can vary significantly over time based on the timing, size and nature of awards granted, and is influenced in part by certain factors which are generally beyond our control, such as the volatility of the price of our Ordinary Shares. In addition, measurement of stock-based compensation is subject to varying valuation methodologies and subjective assumptions, and therefore we believe that excluding stock-based compensation from our non-GAAP financial measures allows for meaningful comparisons of our current operating results to our historical operating results and to other companies in our industry. Acquisition expenses (benefit), net. In connection with acquisition activity (including with respect to acquisitions that are not consummated), we incur expenses, including legal, accounting, and other professional fees, integration costs, changes in the fair value of contingent consideration obligations, and other costs.

Integration costs may consist of information technology expenses as systems are integrated across the combined entity, consulting expenses, marketing expenses, and professional fees, as well as non-cash charges to write off or impair the value of redundant assets. We exclude these expenses from our non-GAAP financial measures because they are unpredictable, can vary based on the size and complexity of each transaction, and are unrelated to our continuing operations or to the continuing operations of the acquired businesses. Restructuring expenses. We exclude restructuring expenses from our non-GAAP financial measures, which include employee termination costs, facility exit costs, certain professional fees, asset impairment charges, and other costs directly associated with resource realignments incurred in reaction to changing strategies or business conditions. All of these costs can vary significantly in amount and frequency based on the nature of the actions as well as the changing needs of our business and we believe that excluding them provides easier comparability of pre- and post- restructuring operating results.

Separation expenses. On December 4, 2019, Verint announced its intention to separate into two independent publicly traded companies:

Cognyte Software Ltd., which consists of Verint’s Cyber Intelligence Solutions business, and Verint Systems Inc., which consists of its Customer Engagement Business. We incurred significant expenses to separate

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the aforesaid businesses, including third-party advisory, accounting, legal, consulting, and other similar services related to the separation as well as costs associated with accelerated depreciation and amortization of assets which became obsolete following the separation from Verint, including those related to human resources, brand management, real estate, and information technology to the extent not capitalized. These costs are incremental to our normal operating expenses and incurred solely as a result of the separation transaction. Accordingly, we are excluding these separation expenses from our non-GAAP financial measures in order to evaluate our performance on a comparable basis.

Business Divestiture gains/losses. In certain cases, we may divest a portion of our business, which may result in a gain or loss on divestiture. These gains or losses may result from the sale of a business unit or the termination of a product line or service. We exclude these gains or losses from our non- GAAP financial measures in order to provide a more meaningful comparison of our ongoing business performance between periods and to other companies in our industry. On December 1, 2022, as part of our ongoing strategic plan to simplify and focus the Company on fewer agendas, we sold our Situational Intelligence Solutions (SIS) business.

Provision for legal claim. We exclude from our non-GAAP financial measures accrual recorded for the settlement of certain legal claims related to our business acquisitions.

Other adjustments. We exclude from our non- GAAP financial measures rent expense for redundant facilities, gains on change in fair value of equity investment, gains or losses on sales of property and certain professional fees unrelated to our ongoing operations.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure defined as net income (loss) attributable to non-controlling interest before interest expense, interest income, income taxes, depreciation expense, amortization expense, revenue adjustments, restructuring expenses, acquisition expenses, and other expenses excluded from our non-GAAP financial measures as described above. We believe that adjusted EBITDA is also commonly used by investors to evaluate operating performance between companies because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies.

Adjusted EBITDA is also used by credit rating agencies, lenders, and other parties to evaluate our creditworthiness.

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Reconciliation of GAAP to Non-GAAP Measures (Unaudited) In millions of US dollars ($)

	Q1-FYE27	Q4-FYE26	Q3-FYE26	Q2-FYE26	Q1-FYE26	FYE26	FYE25	FYE24
Revenue

Total GAAP revenue	105.5	106.2	100.7	97.5	95.5	400.0	350.6	313.4

Revenue adjustments	-	-	-	-	-	-	-	0.1

Total non-GAAP revenue	105.5	106.2	100.7	97.5	95.5	400.0	350.6	313.5

Gross profit

GAAP gross profit	76.3	78.7	73.0	69.8	68.1	289.7	246.9	215.4

GAAP gross margin	72.3%	74.1%	72.5%	71.5%	71.3%	72.4%	70.4%	68.7%

Stock-based compensation expenses	0.6	0.6	0.6	0.6	0.6	2.3	2.1	1.4

Other adjustments, net	0.0	0.0	-	-	-	0.0	0.0	0.2

Non-GAAP gross profit	76.9	79.4	73.6	70.3	68.7	292.0	249.0	217.0

Non-GAAP gross margin	72.9%	74.7%	73.1%	72.1%	71.9%	73.0%	71.0%	69.2%
Operating loss and adjusted EBITDA
GAAP operating income (loss)	4.4	5.2	3.2	2.7	2.2	13.3	(5.1)	(18.1)
Stock-based compensation expenses	5.7	5.4	5.5	5.1	5.2	21.2	19.0	12.2
Other adjustments, net	0.6	1.5	0.3	0.2	0.2	2.2	1.8	1.7

Non-GAAP operating income (loss)	10.7	12.1	9.0	8.0	7.6	36.7	15.7	(4.2)

Depreciation and amortization	2.9	2.9	2.9	3.0	2.8	11.5	13.4	13.2

Adjusted EBITDA	$13.6	$15.0	$11.9	$11.0	$10.3	$48.2	$29.1	$9.0

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	FYE26	FYE25	FYE24

Cash from operations	40.3	46.8	34.6

Purchases of property and equipment	(10.4)	(10.6)	(7.0)

Cash paid for capitalized software development costs	(0.2)	(2.6)	(2.0)

Free cash flow	29.7	33.6	25.5

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